Exhibit 99.1

Tuya Inc. Announces Results of Annual General Meeting and Changes to the Board and Audit Committee

SANTA CLARA, Calif., June 20, 2023 /PRNewswire/—Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced results of the annual general meeting held at 2:00 p.m., Hong Kong time, on June 20, 2023 in Hangzhou, China. Additionally, the Company announced changes to its board of directors (the “Board”) and audit committee of the Board (the “Audit Committee”).

Results of Annual General Meeting

The Company announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting dated May 10, 2023, Hong Kong time, have been adopted at the annual general meeting.

After the adoption of the Proposed Resolutions, all the corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) the directors of the Company are granted a general unconditional mandate to issue, allot, and deal with additional Class A ordinary shares and/or American depositary shares; (ii) the directors of the Company are granted a general unconditional mandate to repurchase the Company’s ordinary shares and/or American depositary shares; and (iii) Mr. Liaohan Chen is re-elected as an executive director of the Company and Mr. Changheng Qiu is re-elected as an independent non-executive director of the Company, respectively, on the terms and in the periods as set out in the notice of annual general meeting.

Changes to the Board and Audit Committee

The Company announced the appointment of Mr. Yip (Jason) Pak Tung, an independent director on Board as a member of the Audit Committee, effective June 20, 2023. Mr. Yip satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

Mr. Yip will replace Mr. Changheng Qiu, an independent director on the Board, who has served as a member of the Audit Committee since July 2022. Mr. Qiu resigned as a member of the Audit Committee for personal reasons concurrently with Mr. Yip’s appointment. Mr. Qiu will remain a chair of the compensation committee, nomination committee and corporate governance committee of the Board.

In addition, Ms. Jing Hong retired as a director of the Company on June 20, 2023. Ms. Hong has confirmed that she has no disagreement with the Board. The Board would like to take this opportunity to express its gratitude and appreciation to Ms. Hong for her contributions to the Company during her tenure of office.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Investor Relations Contact

Tuya Inc.
Investor Relations
Email: ir@tuya.com

The Blueshirt Group
Gary Dvorchak, CFA
Phone: +1 (323) 240-5796
Email: gary@blueshirtgroup.com

2